Exhibit (g)(2)

FEE WAIVER AGREEMENT

By this Agreement, GSO / Blackstone Debt Funds Management LLC (the “Adviser”) agrees to reimburse and/or waive certain fees or expenses of Blackstone / GSO Floating Rate High Income Fund (the “Fund”), on the terms and subject to the conditions set forth herein.

1. Amount and Term of Fee Waiver. The Adviser hereby agrees to waive its fee in the amount of 0.10% of the Fund’s Managed Assets from the date of the Fund’s initial public offering until the earlier of (i) the second anniversary of the Fund’s initial public offering and (ii) the first day following the Fund’s initial public offering after which three-month LIBOR has been greater than 1.50% for a period of 60 consecutive days.

2. Managed Assets. For purposes of calculating this reimbursement:

a. “Managed Assets” means net assets plus any borrowing for investment purposes, including effective leverage and traditional leverage.

b. The term “effective leverage” means leverage incurred in total return swap, securities lending arrangements, other derivative transactions or short selling.

c. The term “traditional leverage” leverage incurred in issuing preferred shares, debt securities or commercial paper, borrowing money, or entering into similar transactions to add leverage to the Fund’s portfolio.

4. Effective Date. The effective date of this Agreement shall be the date of the initial public offering of the Fund.

5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

6. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized officer, as of this     day of              2011.

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:

Name: Marisa Beeney
Title: Authorized Signatory

BLACKSTONE / GSO FLOATING RATE HIGH INCOME FUND

By:

Name: Daniel H. Smith, Jr.
Title: Chairman, President and Chief Executive Officer